CHAPMAN AND CUTLER LLP                              111 WEST MONROE STREET
                                                  CHICAGO, ILLINOIS  60603



                                  May 30, 2012



Mr. Vincent J. DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


         Re:                              FT 3530
                Target Diversified Global Allocation Portfolio, Series 4
                                   File No. 333-180530
                --------------------------------------------------------


Dear Mr. DiStefano:

This letter is in response to the comments that you raised during our telephone conversation on May 30, 2012 regarding the amended registration statement on Form S-6 for FT 3529, as filed on May 3, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Target Diversified Global Allocation Portfolio, Series 4 (the "Trust"). This letter serves to respond to your comments.

       1. FOR EACH OF THE SELECTION STRATEGIES DESCRIBED IN THE "PORTFOLIO" SECTION ON PAGES 15-17 OF THE PROSPECTUS, PLEASE ADD DISCLOSURE THAT DESCRIBES HOW SECURITIES ARE SELECTED IN THE EVENT THAT MORE THAN ONE SECURITY QUALIFIES FOR THE LAST SLOT IN THE TRUST'S PORTFOLIO.

      Response: The following disclosure has been added that describes how each strategy selects securities in the event of a tie.

      "In the event of a tie, the stock with the better price to cash flow ratio is selected."


      2. IN THE DIVERSIFIED EQUITY STRATEGIC ALLOCATION STRATEGY ON PAGE 16 OF THE PROSPECTUS, PLEASE DESCRIBE WHAT IS MEANT BY "LINEAR TREND LINE" IN THE DESCRIPTION OF HOW "EARNINGS VARIABILITY" UNDER THE RISK MODEL IS CALCULATED. REVISE THE DISCLOSURE AS APPROPRIATE.

      Response: We have modified the parenthetical and added the following language after the parenthetical in the earnings variability bullet point to describe what is meant by "linear trend line:"

      "(measured by comparing a company's trailing 12-months earnings per share from the previous five years against a straight, or linear, trend line) Companies that have more consistent earnings growth are assigned a higher ranking."

Trailing 12 months refers to the 12 month period ending with the strategy's selection date.


      3. IN THE TARGET GLOBAL DIVIDEND LEADERS STRATEGY ON PAGE 16 OF THE PROSPECTUS, PLEASE CONFIRM WHETHER THE 3-, 6- AND 12-MONTH PRICE APPRECIATION FACTOR RECEIVES THE SAME WEIGHT AS THE OTHER TWO FACTORS DESCRIBED IN THIS BULLET POINT AND THAT 3-, 6- AND 12-MONTH PRICE APPRECIATION ARE EQUALLY WEIGHTED WITHIN THIS FACTOR.

      Response: We can confirm that the 3-, 6- and 12-month price appreciation factor receives the same weight as the other two factors described in this bullet point and that 3-, 6- and 12-month price appreciation are equally weighted within this factor. Appropriate disclosure to the prospectus has been included.


      4. PLEASE CHANGE THE TITLE OF THE "COMPARISON OF TOTAL RETURN" TABLE ON PAGE 20 OF THE PROSPECTUS TO THE FOLLOWING: "COMPARISON OF HYPOTHETICAL TOTAL RETURN."

      Response: The referenced disclosure has been revised as requested.


      5. THE THIRD SENTENCE OF FOOTNOTE (2) UNDER "NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN" TABLE ON PAGE 20 OF THE PROSPECTUS READS AS FOLLOWS:
"HYPOTHETICAL STRATEGY FIGURES REFLECT THE DEDUCTION OF SALES CHARGES AND EXPENSES BUT HAVE NOT BEEN REDUCED BY ESTIMATED BROKERAGE COMMISSIONS PAID BY TRUSTS ... " WHAT "SALES CHARGES AND EXPENSES" ARE REFLECTED IN THE HYPOTHETICAL STRATEGY FIGURES?

      Response: The sales charges and expenses referenced in this disclosure are those outlined on page 4 of the prospectus, under "Fee Table." A cross-reference to this section has been added to the third sentence of footnote (2) under the table.


      6. PLEASE IDENTIFY A SOURCE FOR THE INDEX TOTAL RETURNS IN THE COMPARISON OF HYPOTHETICAL TOTAL RETURN" TABLE ON PAGE 20 OF THE PROSPECTUS.

      Response: We have identified the source of the Index Total Returns in a footnote to the Comparison of Hypothetical Total Return table.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3017.

                                                 Very truly yours,

                                                 CHAPMAN AND CUTLER LLP


                                                 By  /s/ Brian Free
                                                     ------------------------
                                                         Brian Free


Enclosures